SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                         FALCON RIDGE DEVELOPMENT, INC.
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                                (Name of Issuer)


                         Common Stock, par value $0.001
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                         (Title of Class of Securities)


                                   306076 10 0
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                                 (CUSIP Number)


                                  May 20, 2005
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             (Date of Event which Requires Filing of this Statement)

                                 Karen Y. Duran
                          5111 Juan Tabo Boulevard N.E.
                          Albuquerque, New Mexico 87111
                                 (505) 856-6043
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.306076 10 0                                                      Page 2


________________________________________________________________________________

1    NAME OF REPORTING PERSONS

     Karen Y. Duran

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     N/A
________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________

3    SEC USE ONLY


________________________________________________________________________________

4    SOURCE OF FUNDS*

     SC

________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         27,000,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    20,000,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         27,000,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    20,000,000

________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     47,000,000

________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.2%

________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.306076 10 0                                                      Page 3


________________________________________________________________________________

Item 1.   Security and Issuer.

          The class of equity security to which this statement relates is the Common Stock, $0.001 par value (the "Common Stock"), of Falcon Ridge Development, Inc., a Nevada corporation (the "Company"), formerly known as "PocketSpec Technologies, Inc." The address of the principal executive office of the Company is 5111 Juan Tabo Boulevard, Albuquerque, New Mexico 87111.


________________________________________________________________________________

Item 2.  Identity and Background.

     (a)  This statement is being filed by Karen Y. Duran.

     (b) Ms. Duran's business address is 5111 Juan Tabo Boulevard, Albuquerque, New Mexico 87111.

     (c) Ms. Duran's present occupation is chief financial officer of the Company.

     (d) Ms. Duran has not been convicted in a criminal proceeding in the last five years.

     (e) Ms. Duran has not been a party to a civil proceeding in the last five years.

     (f)  Ms. Duran is a citizen of the United States.
________________________________________________________________________________

Item 3.   Source and Amount of Funds or Other Consideration.

          The Common Stock of the Company was acquired as consideration in a stock for limited liability company interest acquisition agreement between PocketSpec Technologies, Inc. and Sierra Norte, LLC. Ms. Duran was one of the principal owners of Sierra Norte, LLC. The surviving entity, PocketSpec Technologies, Inc., re-incorporated in Nevada and changed its name to Falcon Ridge Development, Inc. on or about July 6, 2005, as well. The consideration used to acquire the Common Stock was limited liability company interests.
________________________________________________________________________________

Item 4.   Purpose of Transaction.

          The purpose of the transaction between PocketSpec Technologies, Inc. and Sierra Norte, LLC was to facilitate a reverse acquisition of PocketSpec Technologies, Inc. by the owners of Sierra Norte, LLC. The acquisition was made for investment purposes.

________________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

     (a) Ms. Duran has sole and record ownership of 27,000,000 shares of Common Stock. Fred M. Montano and Ms. Duran are co-owners of Real Estate Services, Inc., which holds of record 20,000,000 shares of Common Stock. By virtue of her 50% ownership of Real Estate Services, Inc. and her position with it as an officer, Ms. Duran may be deemed to be the beneficial owner of all of the shares held of Common Stock in the name of Real Estate Services, Inc. However, she expressly disclaims ownership of 50% of the shares of the Common Stock held of record by Real Estate Services, Inc.

     (b) Ms. Duran has the sole voting power and sole dispositive power with regards to 27,000,000 shares of Common Stock. Mr. Montano and Ms. Duran may be deemed to have shared power to vote and shared dispositive power as co-owners of Real Estate Services, Inc., a New Mexico corporation, which holds of record 20,000,000 shares of Common Stock.

     (c) On May 20, 2005, PocketSpec Technologies, Inc. and Sierra Norte, LLC effected an Agreement and Plan of Reorganization, whereby PocketSpec Technologies, Inc. acquired all of the outstanding limited liability company membership interests of Sierra Norte, LLC. The acquisition was a stock for limited liability company membership interest acquisition in which the members of Sierra Norte, LLC acquired an aggregate of 100,000,000 shares of Common Stock.

     (d) Ms. Duran affirms that no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held of record by Ms. Duran.

     (e)  Not applicable.
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.306076 10 0                                                      Page 4


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There are no contracts, agreements, understandings or relationships between the Reporting Person and any other person with respect to the Common Stock.
________________________________________________________________________________

Item 7.  Material to be Filed as Exhibits.


     Exhibit 2. PocketSpec Technologies, Inc. and Sierra Norte, LLC Agreement
                and Plan of Reorganization, dated May 20, 2005.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2006


                                                    KAREN Y. DURAN

                                                    By:   /s/ Karen Y. Duran
                                                         -----------------------
                                                    Name:  Karen Y. Duran